FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On October 19th, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: October 19th, 2004

Exhibit 1

Compugen to Present at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference

Tel Aviv, Israel - October 19, 2004 - Compugen Ltd. (NASDAQ: CGEN) announced today that Martin Gerstel, Chairman of the Board, is scheduled to present at the upcoming   Rodman & Renshaw Techvest 6th Annual Healthcare Conference at 10:45 AM (Eastern Time) on Thursday, October 28, 2004 at The Waldorf Astoria in New York City.

A live Webcast of the presentation will be available on the Compugen Website at http://www.cgen.com/investors/events.html, and a replay will be available for 90 days following the presentation.

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional therapeutic and diagnostic discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery subsidiary - Keddem Bioscience, and an agricultural biotechnology subsidiary - Evogene. For additional information, please visit Compugen's updated corporate Website at www.cgen.com.

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